Exhibit No. 12 (b)

CAROLINA POWER & LIGHT COMPANY
d/b/a PROGRESS ENERGY CAROLINAS, INC.
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends Combined
For the Years Ended December 31

(dollars in millions)	2006	2005	2004	2003	2002
Earnings, as defined:
Income before cumulative effect of changes in accounting principles	$457	$493	$461	$504	$431
Fixed charges, as below	225	205	201	206	224
Income taxes, as below	260	234	234	233	199
Total earnings, as defined	$942	$932	$896	$943	$854

Fixed Charges, as defined:
Interest on long-term debt	$218	$191	$183	$188	$205
Other interest	(1)	6	11	11	12
Imputed interest factor in rentals - charged
principally to operating expenses	8	8	7	7	7
Total fixed charges, as defined	225	205	201	206	224
Preferred dividends, as defined	5	4	5	4	4
Total fixed charges and preferred dividends combined	$230	$209	$206	$210	$228

Income Taxes:
Income tax expense	$265	$239	$239	$241	$207
Included in AFUDC - deferred taxes in
book depreciation	(5)	(5)	(5)	(8)	(8)
Total income taxes	$260	$234	$234	$233	$199

Ratio of Earnings to Fixed Charges	4.19	4.55	4.45	4.59	3.81

Ratio of Earnings to Fixed Charges and Preferred Dividends Combined	4.10	4.46	4.36	4.50	3.74